Douglas E. Scully Vice President, Corporate Counsel
751 Broad Street Newark, NJ 07102-3777 Tel 203-925-6960 douglas.scully@prudential.com

August 29, 2017

Sonny Oh, Esq.
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Prudential Annuities Life Assurance Corporation (“Registrant”)
Registration Statements on Form S-3

Dear Mr. Oh:

As requested, I represent that the disclosures included in the following Form S-3 registration statements do not make any material change to existing disclosures. As such, if these Form S-3 registrations pertained to a registered investment company subject to rule 485 under the Securities Act of 1933, they would be eligible for filing under Rule 485(b).

File No. 333-220102
File No. 333-220103
File No. 333-220104
File No. 333-220105
File No. 333-220108
File No. 333-220109
File No. 333-220110
File No. 333-220111
File No. 333-220112
File No. 333-220113
File No. 333-220114
File No. 333-220115

Please call me at (203) 925-6960 if you have any questions.

Very truly yours,

/s/Douglas E. Scully
Douglas E. Scully